SUB-ITEM 77C







Results of annual meeting of shareholders

The Annual Meeting of Shareholders of Western Asset High Income Fund II Inc. was held on September 8, 2017 for the purpose of considering and voting upon the election of Directors. The following table provides information concerning the matter voted upon at the Meeting:


1.	Election of Directors: Class I Directors, to serve until the 2020
Annual Meeting of Stockholders.



Nominee                 No. Shares

Robert D. Agdern

Affirmative		64,527,550

Withhold		2,234,965


Daniel P. Cronin

Affirmative		63,347,250

Withhold		3,415,265


Eileen A. Kamerick

Affirmative		64,770,916

Withhold		1,991,599








I